MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

February 1, 2008	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. STOCK OPTIONS

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD), with the cooperation of its Directors and Senior Officers, has effectively reduced the number of stock options outstanding from 12.5% (5,613,750 options) to 8.2% (3,688,750 options) of the current issued and outstanding share capital of Miranda. Management believes that the number of options outstanding is higher than the industry standard.  Management also believes that the shareholder approved stock option plan (the “Plan”) enables Miranda to better align the interests of its directors, management, employees, and shareholders and at the same time reduces the cash compensation Miranda would otherwise have to pay.

There are 7,307,052 common shares reserved for granting pursuant to the Plan.  Before the following series of transactions there were 1,173,302 available to grant.

The Directors have today granted Stock Options to Directors and officers on 1,170,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.70 per share, which price is the last closing price of the Company’s shares prior to the date of grant.  The options granted will vest 25% immediately, and 25% every six months thereafter from date of grant and will be subject to any applicable regulatory hold periods.

Subject to regulatory approval, the Directors have today re-priced 945,000 stock options previously granted to four employees and one consultant who are not insiders at a price of $0.70 per share.  The life of these stock options will remain unchanged.

Finally, the Directors with the consent of the option holders have cancelled 3,095,000 stock options previously granted to Directors and Senior Officers and no new options will be granted to any of these individuals for twelve months.

Management feels these adjustments have been made for the benefit of its shareholders and will provide additional incentive for the technical team upon whom Miranda relies for future exploration successes.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.